UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Chico’s FAS, Inc.
(Exact name of the registrant as specified in its charter)

Florida	001-16435	59-2389435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

11215 Metro Parkway, Fort Myers, FL		33966
(Address of principal executive offices)		(Zip Code)
Wendy L. Hufford
Senior Vice President - General Counsel and Corporate Secretary
239.346.2169
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
Chico’s FAS, Inc. is a leading omnichannel specialty retailer of women’s private branded, sophisticated, casual-to-dressy clothing, intimates, and complementary accessories through its brands Chico’s, White House Black Market and Soma.
In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, this Specialized Disclosure Form (“Form SD”) and the associated Conflicts Mineral Report for the calendar year ended December 31, 2021 filed herewith as Exhibit 1.01 are being posted to Chico’s FAS, Inc.’s publicly available internet website at http://www.chicosfas.com.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibits filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chico’s FAS, Inc.

/s/ Wendy L. Hufford	May 24, 2022
Wendy L. Hufford, Senior Vice President - General Counsel and Corporate Secretary	(Date)